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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
(Check One):
[x] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F   [ ] Form 10-Q and Form 10-QSB   [ ]  Form  N-SAR

         For Period Ended: June 30, 2005

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the Transition Period Ended: ___________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                                   INFORMATION

Full Name of Registrant        SiVault Systems, Inc.

Address of Principal Executive Office       2665 North First Street, Suite 300

City, State and Zip Code   San Jose, CA 95134



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                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [x] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; pr the subject quarterly report or transition report of Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The report was not able to be filed without unreasonable effort or expense by the initial due date as a result of unanticipated delays, including delays associated with recent management changes, in preparing the Registrant's financial statements for the year ended June 30, 2005. As such, our auditors have not had ample opportunity to complete their audit of our year-end financial statements.
                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

      Wayne Taylor            (408) 321-5100
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          Name                  (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15 (d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).   [x]  Yes        [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?      [x] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

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         For the year ended June 30, 2004, we incurred a net loss of approximately $3.4 million and a loss from continuing operations of approximately $3.5 million. For the year ended June 30, 2005, we anticipate that our net loss and our loss from continuing operations will increase significantly though we are not presently in a position to estimate the amount of the increase since the audit is not yet complete. The registrant reported a loss from operations of approximately $8.7 million for the nine months ended March 31, 2005, and losses have continued in the fourth quarter.


                              SiVault Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 28, 2005                   By:  /s/  Wayne Taylor
                                                 ---------------------
                                                 Wayne Taylor
                                                 Chief Financial Officer